SKADDEN, ARPS, SLATE, MEAGHER & FLOM
	世達國際律師事務所	AFFILIATE OFFICES
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WILL H. CAI ^		CHICAGO
GEOFFREY CHAN *	TEL: (852) 3740-4700	HOUSTON
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	LOS ANGELES
EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
JONATHAN B. STONE *
BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT LONDON
* (ALSO ADMITTED IN NEW YORK)		MOSCOW
MUNICH
REGISTERED FOREIGN LAWYERS		PARIS
Z. JULIE GAO (CALIFORNIA)		SÃO PAULO
BRADLEY A. KLEIN (ILLINOIS)		SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

September 11, 2017

VIA EDGAR

Mara L. Ransom, Assistant Director
Jennifer López, Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                 Secoo Holding Limited
Registration Statement on Form F-1 (Registration No.: 333-220174)

Dear Ms. Ransom and Ms. Lόpez:

On behalf of our client, Secoo Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 6, 2017. Concurrently with the submission of this letter, the Company is publicly filing amendment No. 1 to its registration statement on Form F-1 (“Amendment No. 1”) and certain exhibits via EDGAR.

The Company respectfully advises the Staff that Amendment No. 1 includes the preliminary prospectus containing the estimated offering size and price range for the offering, and the Company will commence the marketing activities in connection with the offering tomorrow.  The Company expects to price the offering on or about September 21, 2017, and would request the Staff’s acceleration of effectiveness of the registration statement on this date.  The Company would greatly appreciate the Staff’s continuing support and assistance.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 1, where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

Risk Factors

One of our existing shareholders has substantial influence..., page 33

1.              We note your indication that under the new memorandum and articles of association that you expect to adopt, your board of directors will not be able to form a quorum without Mr. Li for so long as Mr. Li remains a director. In an appropriate place in your prospectus, please disclose the ramifications this provision will have on your Board of Directors.

The Company respectfully advises the Staff that the Company has conditionally adopted the Eighth Amended and Restated Memorandum and Articles of Association (the “Eighth M&A”) on September 11, 2017, under which the quorum for meetings of the board of directors shall be a majority of directors then in office. The board of directors will be able to form a quorum without Mr. Li according to the Eighth M&A. The Eighth M&A will become effective immediately prior to the completion of this offering, which is filed as Exhibit 3.2 to the Registration Statement Amendment No. 1.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of Amendment No. 1.

Shareholders Agreement, page 158

2.              Please update this section to discuss the shareholder agreements referenced on page 149 related to the new memorandum and articles of association to adopt a dual class voting structure. In this regard, please also file such shareholders agreement prior to effectiveness.

The Company respectfully advises the Staff that the Company and the shareholders will not enter into a new shareholders agreement before the closing of this offering, and the shareholders and the board of directors have adopted the Eighth M&A, which provides the dual class voting structure. The shareholders agreement dated July 2015 will remain effective. For the dual class voting structure, please refer to the disclosure on the Eighth M&A in “Ordinary Shares — Description of Share Capital.”

In response to the Staff’s comment, the Company has revised the disclosure on page 151 of Amendment No. 1.

Exhibit 5.1

3.              It appears that the assumptions in paragraph 2.3 of the opinion include conclusions of law that are inappropriate. Also, counsel may not assume material facts underlying the opinion or any readily ascertainable facts. Please obtain a revised opinion of counsel that removes such assumptions. Please refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has obtained a revised opinion of the Cayman counsel and filed the same as Exhibit 5.1 to Amendment No. 1.

If you have any questions regarding Amendment No. 1 or this response letter, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Allen Lu, the audit engagement partner at KPMG Huazhen LLP, by phone at +86-10-8508-7805 or via email at allen.lu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Richard Rixue Li, Chairman and Chief Executive Officer, Secoo Holding Limited
Shaojun Chen, Chief Financial Officer, Secoo Holding Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Allen Lu, Partner, KPMG Huazhen LLP

Liu Fang, Esq., Partner, Clifford Chance